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                                                                    EXHIBIT 99.1



                               Seabridge Gold Inc.


                                  News Release


Trading Symbols: TSX: SEA                                  FOR IMMEDIATE RELEASE
                 NYSE Amex: SA                                    April 19, 2010


                  Seabridge Gold Announces 2010 Program for KSM

Toronto, Canada - Seabridge Gold Inc. announced today that it plans to spend approximately $17.5 million this year to advance its 100% owned KSM project. The main initiatives are: (i) drilling for a potential increase in reserves; (ii) exploring for additional resources at the new Iron Cap zone; (iii) continuing optimization work on the project's Preliminary Feasibility Study ("PFS") and
(iv) preparing an Environmental Assessment Application ("EAA") and engaging Aboriginal Peoples on project development.

Seabridge President and CEO Rudi Fronk noted that the completion of the KSM PFS "successfully converted most of the project's measured and indicated resources to proven and probable reserves. However, there remain a number of opportunities to enhance the value of KSM and we will pursue many of them in the current year."

This year's objectives include:

o Additional definition drilling intended to convert more of the existing mineral resources to proven and probable reserves. Opportunities exist at the Kerr, Sulphurets and Mitchell zones. The objective of the 2010 program is to increase reserves by 2 to 3 million ounces of gold.

o Resource definition drilling at the Iron Cap zone where drilling by previous operators identified the potential for a fourth large deposit at KSM. Seabridge's geologists believe that the Iron Cap zone has the potential to host an additional 250 to 500 million tonnes of mineralized material at grades similar to the Mitchell zone.

o Complete for submission KSM's EAA for review by the federal and provincial regulatory authorities, Treaty Nations, Aboriginal organizations and the general public. The closer a project is to final permits, the more valuable the project typically is to a partner or an acquiring company as risks and lead times to production have been reduced.

o Additional independent engineering work at KSM with the goal of completing an updated PFS in early 2011. The updated PFS could include engineering improvements and additional reserves to the extent identified in the program.

In the PFS, Mineral Reserves for the KSM project were estimated using a gold price of US$850 per ounce, a copper price of US$2.25 per pound and are stated as follows (see news release dated March 31, 2010 for details):


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

                        KSM Proven and Probable Reserves
-------------- --------- ---------- -------------------------------------------- ---------------------------------------
    Zone       Reserve   Tonnes               In Situ Average Grades                        Contained Metal
               Category  (millions)
-------------- --------- ---------- -------------------------------------------- ---------------------------------------
                                    Gold       Copper    Silver    Molybdenum      Gold     Copper    Silver     Moly
                                     (gpt)      (%)      (gpt)        (ppm)      (million  (million  (million  (million
                                                                                  ounces)   pounds)   ounces)   pounds)
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
  Mitchell      Proven       570.6    0.64      0.17      2.95        58.0           11.7     2,101      54.1      73.0
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
               Probable      764.8    0.59      0.16      2.93        62.3           14.5     2,722      72.0     105.0
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
                Total      1,335.4    0.61      0.16      2.93        60.4           26.3     4,823     126.1     178.0
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
 Sulphurets    Probable      142.2    0.61      0.28      0.44        101.8           2.8       883       2.0      31.9
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
    Kerr       Probable      125.1    0.28      0.48      1.26         Nil            1.1     1,319       5.1       Nil
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
   Totals       Proven       570.6    0.64      0.17      2.95        58.0           11.7     2,101      54.1      73.0
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
               Probable    1,032.1    0.56      0.22      2.38        60.2           18.4     4,924      79.1     137.0
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------
                Total      1,602.7    0.59      0.20      2.58        59.4           30.2     7,024     133.1     209.9
-------------- --------- ---------- --------- --------- --------- -------------- --------- --------- --------- ---------

Estimated proven and probable reserves of 30.2 million ounces of gold (1.60 billion tonnes at 0.59 grams of gold per tonne) are derived from estimated total measured and indicated resources of 38.9 million ounces of gold (2.1 billion tonnes at 0.57 grams of gold per tonne) including allowances for mining losses and dilution (see www.seabridgegold.net/KSM-PFS.pdf for details).

National Instrument 43-101 Disclosure
-------------------------------------

The KSM PFS was prepared by Wardrop, a Tetra Tech Company, under the direction of Frank Grills, and included the work of other consultants (see news release of March 31, 2010). The 2010 KSM exploration program will be under the direction of William E. Threlkeld, Senior Vice President of Seabridge. These individuals are Qualified Persons under National Instrument 43-101 and have approved this news release.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.


This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS; (v) completion of and submission of the EAA; and (v) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.


All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices;
(vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) success in realizing further optimizations and potential in exploration programs and proposed operations;
(xiv) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rate of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.




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By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted, variations in rates of recovery and extraction; developments in world metals markets, risks relating to fluctuations in the Canadian dollar relative to the US dollar, increases in the estimated capital and operating costs or unanticipated costs, difficulties attracting the necessary work force, increases in financing costs or adverse changes to the terms of available financing, if any, tax rates or royalties being greater than assumed, changes in development or mining plans due to changes in logistical, technical or other factors, changes in project parameters as plans continue to be refined, risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups, the effects of competition in the markets in which Seabridge operates, operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.




                                            ON BEHALF OF THE BOARD

                                            "Rudi Fronk"
                                            President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   o  Fax: (416) 367-2711
Email:  info@seabridgegold.net